Erik L. Mengwall Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4050 Main 212.407.4000 Fax 212.407.4990 emengwall@loeb.com

September 19, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suying Li, Rufus Decker, Alyssa Wall and Donald Field

Re:TDE Group Limited
Registration Statement on Form F-1
Filed August 29, 2025
File No. 333-289968

Ladies and Gentlemen:

On behalf of our client, TDE Group Limited (the “Company”), we hereby provide a response to the comments issued in the letter dated September 15, 2025 from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff’s Letter”) regarding the above-referenced Registration Statement on Form F-1 filed August 29, 2025.

Contemporaneously, the Company is filing Amendment No. 1 to the Registration Statement via EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Staff’s Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended Registration Statement.

Registration Statement on Form F-1

General

1.Please revise and expand your disclosure throughout to clarify the terms of your partnership with LEGO Education, including whether there are any associated agreements and a discussion of the terms of such agreements. Please file the agreements as exhibits to the registration statement, or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has amended the disclosure on pages 1 and 96 of the Amended Registration Statement to clarify the terms of its partnership with LEGO Education.

241820911.1 245749-10001

U.S. Securities and Exchange Commission September 19, 2025 Page 2

On behalf of the Company, we respectfully submit that the referenced agreement does not constitute a “material contract” for purposes of Item 601(b)(10) of Regulation S-K. While the agreement is of commercial value to the Company, it neither provides exclusive rights nor imposes long-term obligations, and it is terminable by either party on three months’ notice. Accordingly, we do not believe it meets the standard for materiality under Item 601(b)(10)(ii), and we respectfully submit that the agreement is not required to be filed as an exhibit to the registration statement.

The Company remains committed to full compliance with the disclosure requirements of the federal securities laws and to providing investors with all information material to an understanding of its business and operations.

Please call me at +1 (212) 407 4050 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Erik Mengwall

Erik Mengwall
Partner

241820911.1
245749-10001